SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934

                                 Innovex, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $.04
                        (Title of Class of Securities)

                                  457647105
                               (CUSIP Number)

                            Peter A. Nussbaum, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                January 6, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
<PAGE


SCHEDULE 13D/A

CUSIP No. 457647105                                         Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    VGH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        400,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     400,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     400,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.8%

     14        TYPE OF REPORTING PERSON*
                    OO
<PAGE



SCHEDULE 13D/A

CUSIP No. 457647105                                      Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        400,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     400,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     400,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.8%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE



SCHEDULE 13D/A

CUSIP No. 457647105                                Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        559,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     559,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     559,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.9%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE


SCHEDULE 13D/A

CUSIP No. 457647105                                Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jeffrey N. Vinik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        959,900
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     959,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     959,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.7%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. 457647105                                Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michael S. Gordon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        959,900
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     959,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     959,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.7%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. 457647105                               Page 7 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mark D. Hostetter

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        959,900
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     959,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     959,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.7%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. 457647105                               Page 8 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        559,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     559,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     559,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.9%

     14        TYPE OF REPORTING PERSON*
                    OO
<PAGE


13D/A                                                      Page 9 of 14 Pages

      This Amendment No. 5 amends the statement on Schedule 13D which was filed on November 18, 1996 by the undersigned and amended by several amendments that last of which was filed on December 27, 1996,(as amended, the "Schedule 13D") with respect to the common stock, $.04 par value per share (the "Common Stock"), issued by Innovex, Inc., a Minnesota corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.
      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                       *           *           *

Item 3 is hereby supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Vinik Partners, Vinik Overseas and the Discretionary Account since the filing of Schedule 13D is $3,527,155.04, $3,561,093.92 and $218,690.74, respectively.

                       *           *            *

The following paragraph of Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 14,293,554 shares outstanding, which is the total number of shares of Common Stock outstanding as a result of a two-for-one split which occurred on December 24, 1996. Prior to the stock split, 7,146,777 shares were outstanding, which is the total number of shares of Common Stock outstanding as of December 9, 1996, as reflected in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended September 30, 1996 (which is the most recent Form 10-Q or Form 10-K on file).

      As of the close of business on January 6, 1997:

            (i) Vinik Partners owns beneficially 400,500 shares of Common Stock, constituting approximately 2.8% of the shares outstanding.
            (ii) VAM LP owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VAM LP may be deemed to own beneficially 527,800 shares (constituting approximately 3.7% of the shares outstanding) held by Vinik Overseas, and 31,600 shares of Common Stock (constituting approximately 0.2% of the shares outstanding) held by the Discretionary Account, which, when aggregated, total 559,400 shares of Common Stock, constituting approximately 3.9% of the shares outstanding.

                                                           Page 10 of 14 Pages

            (iii) Messrs. Vinik, Gordon and Hostetter each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 400,500 shares beneficially owned by Vinik Partners, the 527,800 shares beneficially owned by Vinik Overseas, and the 31,600 shares beneficially owned by the Discretionary Account.
Such shares total 959,900 shares of Common Stock, constituting approximately 6.7% of the shares outstanding.
            (iv) VGH owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, VGH may be deemed to own beneficially the 400,500 shares beneficially owned by Vinik Partners, constituting approximately 2.8% of the shares outstanding.
            (v) VAM LLC owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, VAM LLC may be deemed to own the 527,800 shares beneficially owned by Vinik Overseas and the 31,600 shares beneficially owned by the Discretionary Account. When the shares beneficially owned by Vinik Overseas and the Discretionary Account are aggregated they total 559,400 shares of Common Stock, constituting approximately 3.9% of the shares outstanding.
            (vi) In the aggregate, the Reporting Persons beneficially own a total of 959,900 shares of Common Stock, constituting approximately
6.7% of the shares outstanding.

                       *           *            *

The following paragraph of Item 5 is hereby supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock since those reported in Schedule 13D until January 6, 1997 by Vinik Partners and by VAM LP, on behalf of Vinik Overseas and the Discretionary Account, are set forth in Schedules A, B and C.

                                                         Page 11 of 14 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 7, 1997             /s/ Jeffrey N. Vinik,
                                    JEFFREY N. VINIK, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER


<Page


                                                          Page 12 of 14 Pages


                                  Schedule A

                             Vinik Partners, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________


 12/27/96                (9,600)                        $29.0194
 12/30/96                 2,500                         $29.4680
 12/30/96                (7,500)                        $29.9650
 01/02/97                31,300                         $27.0025
 01/02/97                41,700                         $25.6406
 01/03/97                13,500                         $28.0577
 01/06/97                12,500                         $26.8750
 01/06/97                29,200                         $28.2321


<Page


                                                         Page 13 of 14 Pages

                                   Schedule B

                            Vinik Asset Management, L.P.
                                  on behalf of
                            Vinik Overseas Fund, Ltd.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________


 12/27/96               (15,000)                        $29.0194
 12/30/96                 4,100                         $29.4680
 12/30/96               (11,800)                        $29.9650
 01/02/97               (28,400)                        $26.9975
 01/02/97                54,900                         $25.6406
 01/03/97                17,900                         $28.0577
 01/06/97                16,500                         $26.8750
 01/06/97                38,500                         $28.2321


<Page


                                                        Page 14 of 14 Pages


                                  Schedule C

                            Vinik Asset Management, L.P.
                                on behalf of the
                              Discretionary Account

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________


 12/27/96                  (900)                        $29.0194
 12/30/96                   300                         $29.4680
 12/30/96                  (700)                        $29.9650
 01/02/97                (2,900)                        $26.9975
 01/02/97                 3,400                         $25.6406
 01/03/97                 1,100                         $28.0577
 01/06/97                 1,000                         $26.8750
 01/06/97                 2,300                         $28.2321